SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(D) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-9076

Full Title of the Plan:

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

300 Tower Parkway

Lincolnshire, Illinois 60069

Fortune Brands Retirement

Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Fortune Brands Retirement Savings Plan

Index

December 31, 2004 and 2003

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Corporate Employee Benefits Committee of

Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois

June 27, 2005

Fortune Brands Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

(dollars in thousands)

	2004	2003
Assets
Beneficial interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$668,563	$584,269

Receivables
Participant loans	13,999	12,893
Company contributions	4,384	3,201
Participant contributions	165	134

Total receivables	18,548	16,228

Net assets available for plan benefits	$687,111	$600,497

The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

(dollars in thousands)

	2004	2003
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment income	$68,951	$114,801
Interest income	651	746
Company contributions	18,139	16,612
Participant contributions	37,141	32,919
Transfers to the plan (Note 5)	14,396	1,309

Total additions	139,278	166,387

Deductions
Benefits paid to participants	52,500	40,701
Transfers from the plan (Note 5)	164	49

Total deductions	52,664	40,750

Increase in net assets	86,614	125,637

Net assets available for plan benefits, beginning of year	600,497	474,860

Net assets available for plan benefits, end of year	$687,111	$600,497

The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

General

The Fortune Brands Retirement Savings Plan (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. (“Fortune”) and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participate in the Plan include: Fortune Brands Home & Hardware, Inc., (“Fortune Home & Hardware”, previously known as MasterBrand Industries, Inc), ACCO World Corporation (“ACCO”), Acushnet Company (“Acushnet”), and Jim Beam Brands Worldwide, Inc. (“Beam”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

The financial statements present the net assets available for plan benefits as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plan Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Fortune and certain participating Companies. Participants’ annual tax deferred contributions are limited by the Code to $13,000 and $12,000 in 2004 and 2003, respectively. In addition, participants over 50 years of age may elect an additional unmatched, pretax catch up contribution which is limited by the IRS Code to $3,000 in 2004 and $2,000 in 2003.

Participants of Fortune Home & Hardware and its participating operating subsidiaries (“Fortune Home & Hardware Participating Employers”), ACCO, Fortune and Acushnet may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation.

Fortune Home & Hardware Participating Employers, except for MasterBrand Cabinets, Inc. and its subsidiaries, provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation. MasterBrand Cabinets, Inc. and its subsidiaries (except for Omega Ltd., NHB Industries, Inc. and Capital Cabinets, Inc.) provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation. Omega Ltd. provides a company match of 50% of the participant’s contributions up to 6% of eligible compensation. NHB provides a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Capital Cabinets, Inc. provides a company match of 100% of the participant’s contributions up to 4% of eligible compensation.

ACCO and its participating operating subsidiaries (“ACCO Participating Employers”) provide a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation.

Acushnet and its participating operating subsidiaries (“Acushnet Participating Employers”) provide a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation and an additional 50% of the participant’s contributions up to 2% of eligible compensation.

Beam and its participating operating subsidiaries (“Beam Participating Employers”) do not provide matching contributions except for Peak Wines International, Inc. Peak Wines International, Inc. provides a minimum company match of 50% of the participant’s contributions up to 4% of eligible compensation.

Fortune provides a matching contribution equal to 50% of the participant’s contributions, not to exceed 6% of eligible compensation.

Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. ACCO Participating Employers, Acushnet Participating Employers and Fortune Home & Hardware Participating Employers do not provide an annual profit-sharing contribution. Fortune contributes an amount determined each year by the Compensation and Stock Option Committee of Fortune. Fortune participating employers made profit sharing contributions totaling $848,000 for the 2004 and 2003 Plan years. The Beam Participating Employers also make a determination each year as to the amount of their profit-sharing contribution. Beam Participating Employers made profit-sharing contributions totaling $3,796,000 and $2,545,000 for the 2004 and 2003 Plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Participants may direct the investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Vesting

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies’ matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies’ annual profit-sharing contribution plus earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service (as summarized in the schedule below):

Number of Full Years of Service	Fortune	Beam	ACCO
Less than 1	0%	0%	0%
1 but less than 2	20%	0%	20%
2 but less than 3	40%	0%	40%
3 but less than 4	60%	20%	60%
4 but less than 5	80%	40%	80%
5 but less than 6	100%	60%	100%
6 but less than 7	100%	80%	100%
7 or more	100%	100%	100%

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. Total forfeitures for the year ended December 31, 2004 are $368,000.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant’s account balance and evidenced by a written obligation payable to the Trustee. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59-1/2.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as Plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

The Master Trust’s investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust’s beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund’s manager.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Reclassifications

Certain prior-year amounts have been reclassified to conform with current-year presentation.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

3.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2004 and 2003 (in thousands):

	2004	2003
Net assets available for Plan benefits as stated in the accompanying financial statements	$687,111	$600,497
Less: Amounts allocated to withdrawing participants	6,409	5,796

Net assets available for Plan benefits as stated in Form 5500	$680,702	$594,701

The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2004 and 2003 (in thousands):

	2004	2003
Benefits paid to participants as stated in the accompanying financial statements	$52,500	$40,701
Add: Amounts allocated to withdrawing participants as of current year end	6,409	5,796
Less: Amounts allocated to withdrawing participants as of prior year end	5,796	9,714

Benefits paid to participants as stated in Form 5500	$53,113	$36,783

4.	Plan Amendments

The Plan was amended effective December 31, 2003 to add Peak Wines International, Inc., a subsidiary of Beam.

The Plan was amended effective December 31, 2003 to merge the Wild Horse Wineries 401(k) Plan into the Plan.

The Plan was amended effective January 1, 2004 to remove the profit sharing contribution formula for Fortune and provide for a discretionary profit sharing contribution, to be determined each year by the Compensation and Stock Option Committee.

The Plan was amended effective January 1, 2004 to add a special contribution for newly-hired employees of Beam.

The Plan was amended effective January 1, 2004 to modify the definition of “unadjusted earnings.”

The Plan was amended effective January 1, 2004 to limit the percent of contributions for highly compensated individuals to 15%.

The Plan was amended effective January 1, 2004 to transfer certain hourly employees of ACCO Brands, Inc. from the Plan to the Fortune Brands Hourly Employee Savings Plan.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

The Plan was amended effective June 30, 2004 to merge the Omega Ltd. 401(k) Plan into the Plan and to preserve certain protected benefits under the Omega Plan.

The Plan was amended effective December 7, 2004 to merge the Capital Cabinets Corp. 401(k) plan into the Plan and to preserve certain protected benefits under the Capital Cabinets Plan.

The Plan was amended effective June 30, 2004 to add four additional investment funds.

The Plan was amended effective June 30, 2004 to allow for after-tax rollovers to the Plan if they were distributed from an eligible retirement plan.

5.	Transfers to and from the Plan

The Capital Cabinets 401(k) Plan merged into the Plan effective December 7, 2004. The value of the assets transferred totaled $2,096,000.

The Omega Ltd. 401(k) Plan merged into the Plan effective June 30, 2004. The value of assets transferred totaled $11,125,000.

The Peak Wineries International 401(k) Plan merged into the Plan effective December 31, 2003. The value of the assets transferred totaled $563,000.

Transfers between the Plan, the Fortune Brands Hourly Employee Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan also occur due to participant changes in status from hourly to salary or transfers between operating companies.

6.	Assets Held in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 86.89% and 89.76% in the Master Trust’s net assets at December 31, 2004 and 2003, respectively.

Master Trust assets at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Interest and dividends receivable	$128	$105
Common stock – corporate
Fortune Brands, Inc. common stock	79,823	72,252
Other common stock	10,529	8,000
Registered investment companies	631,678	518,700
Interest bearing cash	47,688	52,413

Total assets	769,846	651,470

Administrative expenses payable	(332)	(599)

Total net assets of the Master Trust available for benefits	$769,514	$650,871

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

The net appreciation in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Net appreciation in fair value
Common stock – corporate
Fortune Brands, Inc. common stock	$5,966	$25,444
Other common stock	3,231	18,268
U. S. Government securities	—	(144)
Corporate debt instruments	—	104
Registered investment companies	66,565	82,260

Net appreciation in fair value of investments of the Master Trust	75,762	125,932
Interest income	557	1,080
Dividend income	1,692	2,392
Administrative expenses	(149)	(1,600)

Total net gain of the Master Trust	$77,862	$127,804

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.	Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.	Credit Risks

The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

10.	Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated February 25, 2003 stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $61,000 and $1,450,000 for the years ended December 31, 2004 and 2003, respectively. In addition, fees payable to the trustee as of December 31, 2004 and 2003 were $9,000 and $39,000, respectively.

SUPPLEMENTAL SCHEDULE

Fortune Brands Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Investment in Fortune Brands, Inc. Savings Plan Master Trust net assets		$668,563
*	Loans to participants	Interest rates ranging from 4% to 10.1%	13,999,000

			$14,667,563

	* Indicates a party in interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

By:	/s/ FRANK J. CORTESE
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

Date: June 29, 2005